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EXHIBIT 99.3

Unaudited Consolidated Financial Statements for the third quarter ended September 30, 2013

Consolidated Statements of Comprehensive Income
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012

		(restated – note 3)		(restated – note 3)
Revenues and Other Income
Operating revenues, net of royalties (note 4)	10 288	9 488	29 779	28 711
Other income (note 5)	85	88	324	327

	10 373	9 576	30 103	29 038

Expenses
Purchases of crude oil and products	4 603	4 124	13 101	12 612
Operating, selling and general	2 318	2 265	6 924	6 723
Transportation	205	171	573	491
Depreciation, depletion, amortization and impairment	1 089	895	3 117	3 432
Exploration	38	97	247	238
Gain on disposal of assets (note 16)	(133)	(3)	(134)	(39)
Project start-up costs	3	17	13	40
Voyageur upgrader project charges (note 15)	—	—	176	—
Financing (income) expenses (note 9)	(65)	(241)	709	(73)

	8 058	7 325	24 726	23 424

Earnings before Income Taxes	2 315	2 251	5 377	5 614

Income Taxes
Current	627	319	1 519	1 245
Deferred	(6)	388	390	1 055

	621	707	1 909	2 300

Net Earnings	1 694	1 544	3 468	3 314

Other Comprehensive (Loss) Income
Foreign currency translation adjustment	(55)	(135)	136	(116)
Cash flow hedges reclassified to net earnings	—	(1)	—	(1)
Actuarial (loss) gain on employee retirement benefit plans, net of income taxes (note 13)	(33)	(54)	353	(178)

Other Comprehensive (Loss) Income	(88)	(190)	489	(295)

Total Comprehensive Income	1 606	1 354	3 957	3 019

Per Common Share (dollars) (notes 3 and 11)
Net earnings – basic	1.13	1.01	2.30	2.14
Net earnings – diluted	1.13	1.00	2.30	2.13
Cash dividends	0.20	0.13	0.53	0.37

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 056    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Balance Sheets
(unaudited)

($ millions)	Sept 30 2013	Dec 31 2012

(restated – note 3)
Assets
Current assets
Cash and cash equivalents	5 340	4 385
Accounts receivable	4 826	5 201
Inventories	4 249	3 697
Income taxes receivable	621	799

Total current assets	15 036	14 082
Property, plant and equipment, net (notes 15 and 16)	55 755	55 434
Exploration and evaluation	3 363	3 284
Other assets	427	419
Goodwill and other intangible assets	3 094	3 104
Deferred income taxes	86	78

Total assets	77 761	76 401

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	771	775
Current portion of long-term debt	31	311
Accounts payable and accrued liabilities	6 952	6 446
Current portion of provisions (note 12)	1 311	856
Income taxes payable	1 300	1 165

Total current liabilities	10 365	9 553
Long-term debt	10 331	9 938
Other long-term liabilities (note 13)	1 820	2 319
Provisions (note 12)	3 516	4 932
Deferred income taxes	10 597	10 444
Shareholders' equity	41 132	39 215

Total liabilities and shareholders' equity	77 761	76 401

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    057

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012

	(restated – note 3)		(restated – note 3)
Operating Activities
Net earnings	1 694	1 544	3 468	3 314
Adjustments for:
Depreciation, depletion, amortization and impairment	1 089	895	3 117	3 432
Deferred income taxes	(6)	388	390	1 055
Accretion	50	45	148	137
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(157)	(289)	301	(272)
Change in fair value of derivative contracts	(151)	17	(63)	30
Gain on disposal of assets	(133)	(3)	(134)	(39)
Share-based compensation	195	190	133	171
Exploration	8	65	59	124
Settlement of decommissioning and restoration liabilities	(84)	(89)	(342)	(345)
Other	23	(20)	(15)	(102)
(Increase) decrease in non-cash working capital	(8)	(360)	702	178

Cash flow provided by operating activities	2 520	2 383	7 764	7 683

Investing Activities
Capital and exploration expenditures	(1 539)	(1 670)	(5 004)	(4 754)
Acquisitions (note 15)	—	—	(515)	—
Proceeds from disposal of assets (note 16)	904	15	910	58
Other investments	(9)	(2)	(15)	(6)
(Increase) decrease in non-cash working capital	(12)	92	(184)	142

Cash flow used in investing activities	(656)	(1 565)	(4 808)	(4 560)

Financing Activities
Net change in short-term debt	(42)	(24)	(28)	(22)
Net change in long-term debt	—	(5)	149	(12)
Repayment of long-term debt	(312)	—	(312)	—
Issuance of common shares under share option plans	36	12	80	179
Purchase of common shares for cancellation, net of option premiums (note 8)	(426)	(312)	(1 125)	(1 043)
Dividends paid on common shares	(299)	(196)	(798)	(561)

Cash flow used in financing activities	(1 043)	(525)	(2 034)	(1 459)

Increase in Cash and Cash Equivalents	821	293	922	1 664
Effect of foreign exchange on cash and cash equivalents	(11)	(16)	33	(7)
Cash and cash equivalents at beginning of period	4 530	5 161	4 385	3 781

Cash and Cash Equivalents at End of Period	5 340	5 438	5 340	5 438

Supplementary Cash Flow Information
Interest paid	70	65	421	382
Income taxes paid	399	474	1 083	1 095

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 058    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Foreign Currency Translation	Cash Flow Hedges	Retained Earnings	Total (restated – note 3)	Number of Common Shares (thousands)

At December 31, 2011	20 303	545	(207)	14	17 937	38 592	1 558 636

Net earnings	—	—	—	—	3 314	3 314	—
Foreign currency translation adjustment	—	—	(116)	—	—	(116)	—
Net changes in cash flow hedges	—	—	—	(1)	—	(1)	—
Actuarial loss on employee retirement benefit plans, net of income taxes of $88	—	—	—	—	(178)	(178)	—

Total comprehensive income	—	—	(116)	(1)	3 136	3 019	—
Issued under share option plans	240	(44)	—	—	—	196	10 086
Issued under dividend reinvestment plan	12	—	—	—	(12)	—	391
Purchase of common shares for cancellation, net of option premiums	(447)	—	—	—	(596)	(1 043)	(34 385)
Liability for share purchase commitment	(121)	—	—	—	(179)	(300)	—
Share-based compensation	—	78	—	—	—	78	—
Dividends paid on common shares	—	—	—	—	(561)	(561)	—

At September 30, 2012	19 987	579	(323)	13	19 725	39 981	1 534 728

At December 31, 2012	19 945	579	(223)	13	18 901	39 215	1 523 057

Net earnings	—	—	—	—	3 468	3 468	—
Foreign currency translation adjustment	—	—	136	—	—	136	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $121	—	—	—	—	353	353	—

Total comprehensive income	—	—	136	—	3 821	3 957	—
Issued under share option plans	124	(35)	—	—	—	89	3 745
Issued under dividend reinvestment plan	22	—	—	—	(22)	—	—
Purchase of common shares for cancellation, net of option premiums (note 8)	(453)	—	—	—	(672)	(1 125)	(34 560)
Change in liability for share purchase commitment	(86)	—	—	—	(162)	(248)	—
Share-based compensation	—	42	—	—	—	42	—
Dividends paid on common shares	—	—	—	—	(798)	(798)	—

At September 30, 2013	19 552	586	(87)	13	21 068	41 132	1 492 242

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    059

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and jointly controlled entities.

The address of the company's registered office is 150 - 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2012 and the interim consolidated financial statements for the period ended March 31, 2013.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as at October 30, 2013, the date the Audit Committee approved these statements on behalf of the Board of Directors.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2012. Those accounting policies are consistent with those of the previous financial year, except as described in note 3.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2012.

             Suncor Energy Inc.
 060    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

3. ADOPTION OF NEW AND AMENDED IFRS STANDARDS

Impact of the application of IFRS 11

Effective January 1, 2013, the company adopted IFRS 11 Joint arrangements. IFRS 11 establishes a principle-based approach to accounting for joint arrangements by assessing the rights and obligations of the arrangement and limits the application of proportionate consolidation accounting to arrangements where sufficient rights and obligations are passed to the partners. As a result, two existing joint arrangements in the Refining and Marketing segment were reclassified as joint ventures, and are now being accounted for using the equity method of accounting rather than the proportionate consolidation method. This change did not have a material impact to the consolidated financial statements, but did result in the netting of revenues and expenses for these entities into Other Income, the netting of equity pick-up and cash distribution within Other in the Consolidated Statements of Cash Flows, and the company's net investment in these entities is now presented in Other Assets.

Impact of the application of IAS 19

Effective January 1, 2013, the company adopted the amendments to IAS 19 Employee Benefits. The revised standard resulted in changes to the calculation and presentation of pension interest cost, which is now calculated on the net unfunded obligation, applying the discount rate used to measure the employee benefit obligation at the beginning of the annual period. Previously, pension interest cost was net of interest income on plan assets (using the expected return on plan assets) and interest expense on the plan obligation (using the discount rate). The net pension interest expense was reclassified to Financing Expenses from Operating, Selling and General expense. The change to the pension interest cost calculation also resulted in the refundable tax accounts (RTA) being present valued, resulting in an immaterial adjustment to the Consolidated Balance Sheets noted below.

IFRS 11 and the amendments to IAS 19 have been applied retroactively, and the effects of the application of IFRS 11 and IAS 19 amendments on the comparative periods are shown in the tables below.

Adjustments to Consolidated Statements of Comprehensive Income (1):

	Three months ended September 30, 2012			Nine months ended September 30, 2012
($ millions, increase/(decrease))	IFRS 11	IAS 19	Total	IFRS 11	IAS 19	Total

Revenues and Other Income
Operating revenues, net of royalties	(24)	—	(24)	(53)	—	(53)
Other income	(1)	—	(1)	10	—	10
Expenses
Purchases of crude oil and products	(17)	—	(17)	(18)	—	(18)
Operating, selling and general	(7)	(5)	(12)	(22)	(16)	(38)
Depreciation, depletion, amortization and impairment	(1)	—	(1)	(3)	—	(3)
Financing expenses	—	19	19	—	57	57
Income Taxes
Deferred	—	(3)	(3)	—	(10)	(10)

Net (Loss) Earnings	—	(11)	(11)	—	(31)	(31)
Actuarial gain on employee retirement benefit plans	—	11	11	—	31	31

Total Comprehensive Income	—	—	—	—	—	—

Per Common Share (dollars)
Basic	—	—	—	—	(0.02)	(0.02)
Diluted	—	(0.01)	(0.01)	—	(0.02)	(0.02)

(1)
The impact of the IAS 19 adjustments on the nine months ended September 30, 2013 was an increase to Financing Expenses of $37 million with a corresponding actuarial gain of $27 million, net of income taxes of $10 million, resulting in a $nil impact to the Consolidated Statements of Comprehensive Income.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    061

Adjustments to Consolidated Balance Sheets:

($ millions, increase/(decrease))	Dec 31 2012

Cash and cash equivalents	(8)
Accounts receivable	(43)
Inventories	(46)
Property, plant and equipment, net	(24)
Other assets	99
Goodwill and other intangible assets	(24)
Deferred income taxes	(2)

Total assets	(48)

Short-term debt	(1)
Accounts payable and accrued liabilities	(23)
Income taxes payable	(5)
Other long-term liabilities (2)	9
Provisions	(1)
Deferred income taxes (2)	(19)
Shareholders' equity (2)	(8)

Total liabilities and shareholders' equity	(48)

(2)
At December 31, 2012, the adjustment related to IAS 19 resulted in an increase of $11 million to Other Long-term Liabilities, offset by a decrease of $3 million and $8 million, respectively, to Deferred Income Taxes and Shareholders' Equity. The remaining adjustments relate to IFRS 11.

Adjustments to Consolidated Statements of Cash Flow:

($ millions, increase/(decrease))	Three months ended September 30, 2012	Nine months ended September 30, 2012

Operating activities
Cash flow from operating activities before change in non-cash working capital	3	(5)
Decrease in non-cash working capital	(8)	17

Cash flow from operating activities	(5)	12
Cash flow from investing activities	—	—
Cash flow from financing activities	—	—

(Decrease) increase in cash and cash equivalents	(5)	12

             Suncor Energy Inc.
 062    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

4. SEGMENTED INFORMATION

The company's operating segments are determined based on differences in the nature of their operations, products and services.

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

	Three months ended September 30
	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

	(restated – note 3)				(restated – note 3)		(restated – note 3)		(restated – note 3)
Revenues and Other Income
Gross revenues	2 588	2 229	1 336	1 093	7 057	6 696	24	29	11 005	10 047
Intersegment revenues	1 316	823	166	51	26	59	(1 508)	(933)	—	—
Less: Royalties	(392)	(262)	(325)	(297)	—	—	—	—	(717)	(559)

Operating revenues, net of royalties	3 512	2 790	1 177	847	7 083	6 755	(1 484)	(904)	10 288	9 488
Other income (expenses)	4	6	31	7	(5)	6	55	69	85	88

	3 516	2 796	1 208	854	7 078	6 761	(1 429)	(835)	10 373	9 576

Expenses
Purchases of crude oil and products	87	46	158	5	5 803	4 999	(1 445)	(926)	4 603	4 124
Operating, selling and general	1 344	1 370	183	182	596	596	195	117	2 318	2 265
Transportation	111	99	29	29	75	51	(10)	(8)	205	171
Depreciation, depletion, amortization and impairment	652	503	274	231	136	116	27	45	1 089	895
Exploration	7	2	31	95	—	—	—	—	38	97
(Gain) loss on disposal of assets	—	3	(130)	(1)	(3)	(4)	—	(1)	(133)	(3)
Project start-up costs	3	16	—	—	—	1	—	—	3	17
Voyageur upgrader project charges	—	—	—	—	—	—	—	—	—	—
Financing (income) expenses	32	33	(8)	20	2	3	(91)	(297)	(65)	(241)

	2 236	2 072	537	561	6 609	5 762	(1 324)	(1 070)	8 058	7 325

Earnings (Loss) before Income Taxes	1 280	724	671	293	469	999	(105)	235	2 315	2 251
Income Taxes
Current	209	—	418	227	245	90	(245)	2	627	319
Deferred	120	187	(193)	(22)	(126)	199	193	24	(6)	388

	329	187	225	205	119	289	(52)	26	621	707

Net Earnings (Loss)	951	537	446	88	350	710	(53)	209	1 694	1 544

Capital and Exploration Expenditures	898	1 113	418	387	202	147	21	23	1 539	1 670

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    063

	Nine months ended September 30
	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

	(restated – note 3)				(restated – note 3)		(restated – note 3)		(restated – note 3)
Revenues and Other Income
Gross revenues	6 681	6 437	4 674	4 434	19 973	19 568	83	58	31 411	30 497
Intersegment revenues	2 971	2 340	282	477	140	145	(3 393)	(2 962)	—	—
Less: Royalties	(658)	(619)	(974)	(1 167)	—	—	—	—	(1 632)	(1 786)

Operating revenues, net of royalties	8 994	8 158	3 982	3 744	20 113	19 713	(3 310)	(2 904)	29 779	28 711
Other income	10	20	71	47	11	26	232	234	324	327

	9 004	8 178	4 053	3 791	20 124	19 739	(3 078)	(2 670)	30 103	29 038

Expenses
Purchases of crude oil and products	261	151	409	259	15 698	15 197	(3 267)	(2 995)	13 101	12 612
Operating, selling and general	4 196	4 056	540	653	1 699	1 668	489	346	6 924	6 723
Transportation	301	274	97	95	207	150	(32)	(28)	573	491
Depreciation, depletion, amortization and impairment	1 759	1 412	889	1 557	381	337	88	126	3 117	3 432
Exploration	96	53	151	185	—	—	—	—	247	238
Gain on disposal of assets	—	(29)	(130)	(1)	(4)	(8)	—	(1)	(134)	(39)
Project start-up costs	13	38	—	—	—	2	—	—	13	40
Voyageur upgrader project charges	176	—	—	—	—	—	—	—	176	—
Financing expenses (income)	98	94	26	54	2	1	583	(222)	709	(73)

	6 900	6 049	1 982	2 802	17 983	17 347	(2 139)	(2 774)	24 726	23 424

Earnings (Loss) before Income Taxes	2 104	2 129	2 071	989	2 141	2 392	(939)	104	5 377	5 614
Income Taxes
Current	210	1	1 100	973	429	244	(220)	27	1 519	1 245
Deferred	323	623	(130)	26	148	461	49	(55)	390	1 055

	533	624	970	999	577	705	(171)	(28)	1 909	2 300

Net Earnings (Loss)	1 571	1 505	1 101	(10)	1 564	1 687	(768)	132	3 468	3 314

Capital and Exploration Expenditures	3 421	3 383	1 093	908	445	394	45	69	5 004	4 754

             Suncor Energy Inc.
 064    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

5. OTHER INCOME

Other income consists of the following:

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012

	(restated – note 3)		(restated – note 3)
Energy trading activities
Change in fair value of contracts	106	33	223	161
(Losses) gains on inventory valuation	(61)	(4)	(26)	21
Risk management activities	(14)	2	(17)	1
Investment and interest income	17	18	57	65
Renewable energy grants	13	19	37	45
Change in value of pipeline commitments and other	24	20	50	34

	85	88	324	327

6. ASSET IMPAIRMENT

Syria

In the second quarter of 2012, the company recognized after-tax impairment charges and a bad debt provision of $694 million related to Syrian assets in its Exploration and Production business. An impairment test was performed since there was no resolution to the political situation and international sanctions continued to affect the country. The impairment losses were charged against Property, Plant and Equipment ($604 million) and other current assets ($23 million). The company also recognized a bad debt provision for the remainder of its Syrian receivables ($67 million) at June 30, 2012.

During the fourth quarter of 2012, the company received $300 million of risk mitigation proceeds related to its Syrian operations. The proceeds are subject to a provisional repayment should the company resume operations in Syria. After receipt of the risk mitigation proceeds, a valuation assessment was performed at December 31, 2012, and an impairment reversal of $177 million was recorded.

At September 30, 2013, the carrying value of the company's Property, Plant and Equipment in Syria, net of the risk mitigation provision, was approximately $130 million. There has been no change in the company's overall assessment of its Syrian assets; therefore, no further impairment or impairment reversal was recognized during the quarter.

7. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense recorded for all plans within Operating, Selling and General expense.

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012

Equity-settled plans	11	19	42	78
Cash-settled plans	195	199	262	230

	206	218	304	308

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    065

8. NORMAL COURSE ISSUER BID

Pursuant to the company's normal course issuer bid (the 2012 NCIB) that commenced in the third quarter of 2012, the company repurchased a total of 38.9 million common shares for a total consideration of $1.2 billion.

On August 5, 2013, the company commenced a new normal course issuer bid (the 2013 NCIB) through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. Pursuant to the 2013 NCIB, the company is permitted to purchase for cancellation up to approximately $1.8 billion worth of its common shares between August 5, 2013 and August 4, 2014, of which the company has repurchased a total of 9.5 million common shares for a total consideration of $343 million.

During the nine months ended September 30, 2013, the company purchased 34.6 million (2012 – 34.4 million) common shares for total consideration of $1,125 million (2012 – $1,043 million). Of the amount recognized, $453 million (2012 – $447 million, net of $1.3 million options premiums) was charged to share capital and $672 million (2012 – $596 million) to retained earnings.

The company has also recorded a liability of $296 million for share purchases that may take place during its internal blackout period under an automatic repurchase plan agreement with an independent broker. Of the liability recognized, $105 million was charged to share capital and $191 million to retained earnings.

9. FINANCING (INCOME) EXPENSES

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012

	(restated – note 3)		(restated – note 3)
Interest on debt	176	162	525	488
Capitalized interest	(99)	(138)	(299)	(444)

Interest expense	77	24	226	44
Interest on pension and other post-retirement benefits	17	19	51	57
Accretion	50	45	148	137
Foreign exchange (gain) loss on U.S. dollar denominated debt	(157)	(289)	301	(272)
Foreign exchange and other	(52)	(40)	(17)	(39)

	(65)	(241)	709	(73)

10. INCOME TAXES

In the second quarter of 2012, the Ontario government substantively enacted legislation to freeze the general corporate income tax rate at the current 11.5% instead of the planned reduction to 10%. Accordingly, the company recognized an increase in deferred tax expense of $88 million related to the revaluation of deferred income tax balances.

             Suncor Energy Inc.
 066    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

11. EARNINGS PER COMMON SHARE

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012

	(restated – note 3)		(restated – note 3)
Net earnings	1 694	1 544	3 468	3 314
Dilutive impact of accounting for awards as equity-settled (1)	—	—	—	(6)

Net earnings – diluted	1 694	1 544	3 468	3 308

(millions of common shares)
Weighted average number of common shares	1 497	1 536	1 507	1 550
Dilutive securities:
Effect of share options	1	2	1	4

Weighted average number of diluted common shares	1 498	1 538	1 508	1 554

(dollars per common share)
Basic earnings per share	1.13	1.01	2.30	2.14
Diluted earnings per share	1.13	1.00	2.30	2.13

(1)
Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have the most dilutive impact for the nine months ended September 30, 2012.

12. PROVISIONS

In the third quarter of 2013, there was a decrease to the decommissioning and restoration provision as a result of an increase to the credit-adjusted risk-free interest rate of 0.6% ($302 million) and sale of a significant portion of the company's natural gas business in Western Canada ($714 million) (note 16).

For the nine months ended September 30, 2013, there was a net decrease to the decommissioning and restoration provision as a result of an increase to the credit-adjusted risk-free interest rate of 0.8% ($415 million) and sale of a significant portion of the company's natural gas business in Western Canada ($714 million). This was partially offset by an increase of $132 million in the first quarter of 2013 as a result of acquiring a 49% interest in the Voyageur Upgrader Limited Partnership (VULP) and the timing of certain reclamation activities being accelerated due to the Voyageur upgrader project not proceeding (note 15).

13. PENSIONS AND OTHER POST-RETIREMENT BENEFITS

In the third quarter of 2013, an after-tax actuarial loss of $33 million was recorded due to a remeasurement of the company's pension plan assets during the period. For the nine months ended September 30, 2013, an actuarial gain of $353 million was recognized as a result of a 0.7% increase to the actuarial discount rate assumption for employee retirement plans (December 31, 2012 – 3.9%). The corresponding offset was recorded in Other Long-term Liabilities.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    067

14. FINANCIAL INSTRUMENTS

Fair Value Hierarchy

The following table presents the company's financial instruments measured at fair value for each hierarchy level as at September 30, 2013.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	59	129	1	189
Accounts payable	(11)	(154)	(5)	(170)

	48	(25)	(4)	19

During the three and nine months ended September 30, 2013, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

At September 30, 2013, the carrying value of fixed-term debt accounted for under amortized cost was $9.3 billion and the fair value was $10.9 billion. The estimated fair value of long-term debt is based on pricing sourced from market data.

Offsetting Financial Assets and Liabilities

The company enters into arrangements that allow for offsetting of derivative financial instruments and accounts receivable (payable), which are presented on a net basis on the balance sheet. As at September 30, 2013, the net accounts receivable and derivative financial instrument was $49 million (December 31, 2012 – $122 million), comprised of gross asset of $2,834 million (December 31, 2012 – $3,007 million) and gross liability of $2,785 million (December 31, 2012 – $2,885 million).

15. VOYAGEUR UPGRADER PROJECT

Effective March 27, 2013, the company acquired Total E&P Canada Ltd.'s (Total E&P) interest in VULP for $515 million and gained full control over the partnership assets. The transaction was accounted for as a business combination.

Management applies judgment in determining whether an acquisition meets the definition of a business combination or an asset purchase. When a transaction meets the definition of a business combination, the acquired identifiable assets and assumed liabilities, including contingent liabilities, are measured and recognized at their fair value on the date of the acquisition, including tax assets and liabilities. Associated transaction costs are expensed when occurred.

As VULP was in the development stage and therefore had no revenues and the majority of costs were capitalized, no significant net earnings were generated.

The preliminary allocation of the purchase price was based on current best estimates by the company. The completion of the purchase price allocation may result in further adjustment to the carrying value of the recorded assets and liabilities acquired.

             Suncor Energy Inc.
 068    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

The fair value of consideration transferred and the assets acquired and liabilities assumed at the date of acquisition are summarized below:

($ millions)

Total purchase price	515

Preliminary allocation of purchase price:
Property, plant and equipment	374
Deferred income taxes	312
Decommissioning and restoration provisions	(81)
Contracts and liabilities acquired	(90)

Net assets acquired	515

The fair value attributed to the property, plant and equipment acquired was based on an expected future cash flow approach for assets expected to be retained, with a risk adjusted discount rate of 10%. For assets expected to be sold, the fair value was determined based on management's best estimate of the recoverable amount.

The fair value of the decommissioning and restoration provisions was determined based on management's best estimate of the costs to complete the reclamation activities, the timing of cash outflows, method of reclamation, the discount rate and management's anticipated use of the area in the future.

Following the acquisition, the company announced that it was not proceeding with the Voyageur upgrader project. The decision was a result of a joint strategic and economic review launched by the company and its co-owner, Total E&P, in response to a change in market conditions that challenged the economics of the project. The total net book value of the assets retained was approximately $800 million, and included a hot bitumen blending facility, storage tanks and a camp which the company plans to utilize to support the continued growth in its Oil Sands operations.

As a result of not proceeding with the project, an after-tax charge to net earnings of $127 million was recorded during the three months ended March 31, 2013, which included provisions associated with the decommissioning and restoration of the Voyageur site and contract cancellation costs. There was also a net increase of $132 million to the decommissioning and restoration provision as a result of acquiring the 49% interest in VULP and the timing of certain reclamation activities being accelerated due to the project not proceeding.

16. ASSETS SOLD

On September 26, 2013, the company completed the previously announced sale of a significant portion of its natural gas business in Western Canada for proceeds of $1.0 billion before closing adjustments and other closing costs. The sale of these assets resulted in an after-tax gain on disposal of assets of $130 million in its Exploration and Production segment.

17. COMMITMENTS

During the nine months ended September 30, 2013, the company entered into various agreements totalling approximately $1.3 billion over the next 25 years related to pipeline capacity agreements to support third-party diluent imports, and logistics and storage agreements to support the company's market access for transporting inland crudes to the Montreal refinery, coastal markets and the Gulf Coast.

18. SUBSEQUENT EVENT

On October 30, 2013, the company announced that the project co-owners voted unanimously to proceed with the Fort Hills oil sands mining project. Suncor has a 40.8% interest and is the developer and operator of the project.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    069

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  EXHIBIT 99.3